Exhibit 4.28

Norwegian Shipbrokers’ Association Memorandum of Agreement for sale and purchase of ships. Adopted by the Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983, 1986/87.

MEMORANDUM OF AGREEMENT
Dated: 4 June 2010
Stealth maritime or nominee hereunder called the Sellers, have agreed to sell, and
Stealthgas inc or nominee, hereunder called the Buyers, have agreed to buy
Name: Samsung aframax nb tbn SPIKE
Classification Society/Class:

Built: 2010	By: SAMSUNG SHIPYARD

Flag:	Place of Registration:

Call Sign:	Grt/Nrt:

Register Number:

hereunder called the Vessel, on the following terms and conditions:
Definitions
“Banking days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.
“in writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.
“Classification Society” or “Class” means the Society referred to in line 4.
1. Purchase Price $56,500,0000
2. Deposit standard deposit clause
N/A
3. Payment
The said full Purchase Price shall be paid in full free of bank charges to sellers bank account of 3 banking days in advance of delivery of the Vessel, in accordance with the terms and conditions of this Agreement.
4. Inspections
NA
5. Notices, time and place of delivery
a)	The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with approximate 20/15/10/7/5/3 and definite 2 and 1 days notice of the estimated time of arrival at the intended place of underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over safely afloat at a safe and accessible international berth or anchorage at/in SAMSUNG shipyard KOREA .

in the Sellers’ option.

Expected time of delivery: back to back with shipbuilding contract

Date of cancelling NA

c)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers
This contract is a computer generated copy of the SALEFORM 1993 form, printed under license from the Norwegian Shipbrokers’ Association, using the BIMCO Charter Party Editor. Any insertion or deletion to the Form must be clearly visible. In event of any modification being made to the preprinted text of this document, which is not clearly visible, the original document, as recommended by BIMCO, shall apply. The Norwegian Shipbrokers’ Association and BIMCO assume no responsibility for any loss or damage caused as a result of discrepancies between the original document and this document.

where after this Agreement shall be null and void.
6. Drydocking/Divers Inspection
b) **	(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such Inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society at the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per
Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.

c)	If the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above
(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s ruled for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.
(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, In which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.
(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey Of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.
(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.
(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed
This contract is a computer generated copy or the SALEFORM 1993 form, printed under license from the Norwegian Shipbrokers’ Association, using the BIMCO Charter Party Editor. Any insertion or deletion to the form must be clearly visible. In event of any modification being made to the preprinted text of this document which is not Clearly visible, the original document, as recommended by BIMCO, shall apply. The Norwegian Shipbrokers’ Association and BIMCO assume no responsibility for any loss or damage caused as a result of discrepancies between the original document and this document.

to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to lake delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
** 6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.
7. Spares/bunkers, etc.
The Sellers shall deliver the Vessel to the Buyers with everything belonging 1o her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propellers(s)/propeller blade(s). If any. belonging to the Vessel at the lime of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tall-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio Installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be Included in the safe and be taken over by the Buyers without extra payment.
The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked Items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):
The Buyers shall take over the remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay the price paid by sellers as evidenced by invoices/vouchers. Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. Excluded items: reverting
8. Documentation
The place of closing: the delivery port
In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely: (Refer to Addendum No.1 as attached)
At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers. Documents to be exchanged to be agreed at a later stage
At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans, equipment operating manuals and other technical documentation etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.
9. Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.
10. Taxes, etc.
Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’
This contract is a computer generated copy of the SALEFORM 1993 form printed under license from the Norwegian Shipbrokers’ Association, using the BIMCO Charter Party Editor. Any insertion or deletion to the form must be clearly visible. In event of any modification being made to the preprinted text of this document, which is not clearly visible, the original document, as recommended by BIMCO, shall apply. The Norwegian Shipbrokers’ Association and BIMCO assume no responsibility for any loss or damage caused as a result of discrepancies between the original document and this document.

register shall be for the Sellers’ account.
11. Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

*	However, the Vessel shall be delivered with her class maintained
12 Buyers’ default
Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with Interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.
13. Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line-61 Clause 5 b) date of cancelling the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line-61 Clause 5 b) date of cancelling and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the date stipulated in line-61 Clause 5 b) date of cancelling or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.
14. Buyers’ representatives
After this agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense These representative are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation. Max stay onboard 10 days, and reps to pay euro 12 per person per day for as long as they stay onboard
15. Arbitration
a)*	This agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.
Additional clause 16(A)(B) appearing hereafter are an integral part of this agreement.

This contract is a computer generated copy of the SALEFORM 1993 form, printed under license from the Norwegian Shipbrokers’ Association, using the BIMCO Charter Party Editor. Any insertion or deletion to the form must be clearly visible. In event of any modification being made to the preprinted text of this document, which is not clearly visible, the original document, as recommended by BIMCO, shall apply. The Norwegian Shipbrokers’ Association and BIMCO assume no responsibility for any loss or damage caused as a result of discrepancies between the original document and this document.

16 A. Stealthgas inc will buy the owning co of the sellers ie ‘tankpunk inc’ and sellers will indemnify buyers for any debts or encubrances that company might have. No deposit will be given but all the purchase money together with any other costs like bunkers/lubs or supplies will be paid prior to delivery together with the full purchase price as agreed in this MOA.
16 B. the vessel is sold with a 5 year bareboat attached to GEDEN, Buyers have read, approved and accepted the bb cp and its rider clauses.
This contract is a computer generated copy of the SALEFORM 1993 form, printed under license from the Norwegian Shipbrokers’ Association, using the BIMCO Charter Party Editor. Any insertion or deletion to the form must be clearly visible. In event of any modification being made to the preprinted text of this document, which is not clearly visible, the original document, as recommended by BIMCO, shall apply. The Norwegian Shipbrokers’ Association and BIMCO assume no responsibility for any loss or damage caused as a result of discrepancies between the original document and this document.

ADDENDUM NO. 1
Memorandum of Agreement dated 4th June 2010 for “M/T SPIKE”
With the reference to the captioned Memorandum of Agreement, it is THIS DAY HEREBY AGREED BETWEEN THE PARTIES TO AMEND MEMORANDUM OF AGREEMENT AS FOLLOWS:
Clause 16A of this Memorandum of Agreement should read:
“Stealthgas Inc. will nominate “Tankpunk Inc.” as buyers and sellers will indemnify buyers for any debts or encumbrances that company might have. No deposit will be given but all the purchase money together with other costs like bunkers/lubs or supplies will be paid prior to delivery together with the full purchase price as agreed in this MOA”.
IN WITNESS WHEREOF, the parties have executed this Addendum No. 1 to be duly executed in Athens on this 22nd day of June 2010